Atlas Energy Solutions Inc.

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

March 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Atlas Energy Solutions Inc.
Registration Statement on Form S-1 (as amended)
File No. 333-269488

Ladies and Gentlemen:

On behalf of Atlas Energy Solutions Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 P.M., Washington, D.C. time, on March 8, 2023, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas G. Zentner of Vinson & Elkins L.L.P. at (512) 542-8449 and that such effectiveness also be confirmed in writing. Thank you for your assistance in this matter.

[Signature Page Follows]

Securities and Exchange Commission

March 6, 2023

Very truly yours,

Atlas Energy Solutions Inc.

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

Thomas G. Zentner, Vinson & Elkins L.L.P.

[Signature Page to Company Acceleration Request]